UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

08774B508

(CUSIP Number)

Carl Marcellino

Daniel Forman

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Steven Sarracino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,298,331 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,298,331 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,331 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (2)

(1)

Consists of 1,298,331 shares of Class A common stock that may be obtained upon the conversion of (a) 366,788 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 143,035 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 21,603 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 17,466 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 28,018 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 122,226 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., (g) 526,986 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P., and (h) 72,206 shares of Better Home & Finance Class B common stock held of record by Better Voyager Partners Company Limited, Class B common stock, which is not registered under the Exchange Act, is convertible into shares of Class A common stock on a share-for-share basis. On September 30, 2024, an Activant-affiliated entity entered into a purchase agreement with an unrelated entity to acquire certain portfolio property, including Better Voyager Partners Company Limited. Closing occurred on October 16, 2024 and Mr. Sarracino became a director of PAVF Holding Company Limited, the sole shareholder of Better Voyager Partners Company Limited. Therefore, Mr. Sarracino may be deemed to have voting and dispositive power over such shares. Activant Ventures Advisors III, LLC is the general partner of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Ventures Advisors III, LLC may be deemed to have voting power and dispositive power with respect to the shares held by these entities. Steven Sarracino is Principal of Activant Ventures Advisors III, LLC and therefore, Mr. Sarracino may be deemed to have beneficial ownership of the shares held by the entities affiliated with Activant Ventures Advisors III, LLC. Mr. Sarracino is also the controlling shareholder of Activant Holdings I, Ltd. Therefore, Mr. Sarracino may be deemed to have voting and dispositive power over the shares held by Activant Holdings I, Ltd. However, Mr. Sarracino disclaims beneficial ownership over the shares, and in all events disclaims pecuniary interest except to the extent of his economic interest.

(2)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 1,298,331 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Persons.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures Advisors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,125 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,125 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,125 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 1,226,125 shares of Class A common stock that may be obtained upon the conversion of (a) 366,788 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 143,035 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 21,603 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 17,466 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 28,018 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 122,226 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 526,986 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P., L.P. Class B common stock, which is not registered under the Exchange Act, is convertible into shares of Class A common stock on a share-for-share basis. Activant Ventures Advisors III, LLC is the general partner of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Ventures Advisors III, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities.

(2)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 1,226,125 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Persons.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,226,125 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,226,125 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,125 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 1,226,125 shares of Class A common stock that may be obtained upon the conversion of (a) 366,788 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 143,035 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 21,603 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 17,466 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 28,018 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 122,226 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 526,986 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P., L.P. Class B common stock, which is not registered under the Exchange Act, is convertible into shares of Class A common stock on a share-for-share basis. Activant Capital Management, LLC is the investment advisor of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Capital Management, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities.

(2)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 1,226,125 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Persons.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 526,986
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 526,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 526,986 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Holdings I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 366,788 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 143,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 143,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 143,035 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 21,603 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,466
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 17,466 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 4, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,018
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,018

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 28,018 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 6, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,226
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 122,226 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON PAVF Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,206 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,206 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,206 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 72,206 shares of Class A common stock that may be obtained upon the conversion of 72,206 shares of Better Home & Finance Class B common stock held of record by Better Voyager Partners Company Limited., which is not registered under the Exchange Act, is convertible into shares of Class A common stock on a share-for-share basis. PAVF Holding Company Limited is the sole shareholder of Better Voyager Partners Company Limited. Therefore, PAVF Holding Company Limited may be deemed to have voting power and dispositive power with respect to the shares hold by Better Voyager Partners Company Limited.

(2)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 72,206 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B508

1	NAME OF REPORTING PERSON Better Voyager Partners Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 8,497,010 shares of Better Home & Finance Class A common stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024, plus the 72,206 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the original Schedule 13D filed on September 1, 2023 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 18, 2023 (“Amendment No.1,), as further amended by Amendment No. 2 to the Original Schedule 13D, filed on October 2, 2024 (“Amendment No. 2”, together with the Original Schedule 13D, Amendment No. 1, and Amendment No. 3, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 3 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 3 is being filed solely to include Better Voyager Partners Company Limited and PAVF Holding Company Limited as reporting persons and amend the response to Item 3 of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

On September 30, 2024, an Activant-affiliated entity entered into a purchase agreement with an unrelated entity to acquire certain portfolio property, including Better Voyager Partners Company Limited which holds 72,206 shares of Class B Common Stock. Closing occurred on October 16, 2024 and Mr. Sarracino became a director of PAVF Holding Company Limited, the sole shareholder of Better Voyager Partners Company Limited. Therefore, Mr. Sarracino may be deemed to have voting and dispositive power over such shares.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except as reported herein, none the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

By:	/s/ Steven Sarracino
Name:	Steven Sarracino

ACTIVANT VENTURES III OPPORTUNITIES FUND 1, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 2, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 3, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 4, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 6, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III, L.P.

By: Activant Ventures Advisors III, LLC,
Its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES ADVISORS III, LLC

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Sole Manager and Member

ACTIVANT CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Sole Manager and Member

ACTIVANT HOLDINGS I, LTD.

By: Activant Ventures III Opportunities Fund 2, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

By: Activant Venture III, L.P.

By: Activant Ventures Advisors III, LLC, its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

By: PAVF HOLDING COMPANY LIMITED

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Director

By: BETTER VOYAGER PARTNERS COMPANY LIMITED

By: PAVF Holding Company Limited, its Sole Shareholder

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Director